Exhibit 99.8

PERDIGÃO AMONG THE BEST IN BRAZIL

Perdigão is among the best Brazilian companies in the American magazine Institutional Investor ranking 2008 of the Best CEOs and the Most Shareholder-friendly companies in the consumer goods category.

The ranking was prepared from a survey involving more than 200 financial institutions.

The company, for the second consecutive time, was highlighted for its good investor relations and Nildemar Secches was recognized as one of the best CEOs in Brazil. Secches was CEO by October, 31 2008 and nowadays he is Chairman of the Board of the Company.

The Institutional Investor magazine is one of the best business publications in the United States supplying information to investors and capital markets’ professionals in the world.

São Paulo December 18,2008

Leopoldo Viriato Saboya

CFO and IR Director